Filed by Comcast Corporation (Commission File No.: 001-32871) Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

The following memorandum was distributed by Comcast:	Subject Company: Time Warner Cable Inc. (Commission File No.: 001-33335)

David L. Cohen Executive Vice President

MEMORANDUM

FROM:               David L. Cohen

RE:                      Comcast/Time Warner Cable Announcement

DATE:                February 13, 2014

This morning, Comcast and Time Warner Cable announced a transaction that will combine the cable assets of Time Warner Cable with those of Comcast. This is a friendly transaction, forged in a dynamic and robustly competitive landscape. The transaction is strongly pro-competitive and is firmly in the public interest. The details of the transaction are summarized in the accompanying press release and fact sheet.

As a company that is focused on driving innovation and responding to an intensely competitive environment with superior value and service, Comcast is excited to have the opportunity to manage these assets and bring the benefits of Comcast’s industry-leading technology, user experience, and broadband service to millions of additional customers. It was just these exciting possibilities that led to the discussions between Time Warner Cable and Comcast and to the suggestion by many of our shareholders that we pursue a transaction to create this new company with such great promise for our customers and shareholders.

With this acquisition, Comcast intends to build on our extraordinarily successful acquisition of NBCUniversal, and our unparalleled record of keeping our promises to bring new benefits to consumers in prior acquisitions.

While we believe that this transaction is, and will be determined to be, pro-competitive, pro-consumer, and strongly in the public interest when we make our case and seek approval from federal regulators, we recognize that certain competitive concerns might be raised about consolidation of these assets under one roof.

But we strongly believe that these competitive concerns are already addressed, not only by the highly competitive marketplace in which the new company will vigorously compete for subscribers, but also by existing rules and regulations, as well as the binding conditions and requirements already in place as a result of the approval of the Comcast/NBCUniversal transaction. Several of these conditions will automatically extend to the acquired systems upon the approval and consummation of this transaction, and they ensure substantial protections and benefits, including:

•
Broadcast stations in the acquired markets will have greater protections in their retransmission consent negotiations with the acquired systems. Among other things, NBC affiliate market integrity in these markets would be protected, and Comcast's

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negotiations with broadcast stations would be without influence by NBCUniversal's retransmission consent or affiliate negotiations.

•	PEG channels would be protected from migration to digital in the acquired systems that are not yet all-digital (unless otherwise agreed by the LFA), and would be protected from material degradation.

•
The FCC's Open Internet protections will be extended to millions of additional broadband customers, irrespective of whether the FCC re-establishes such protections for other industry participants. Thus, unlike all other broadband subscribers in the country, the new company's broadband customers will enjoy the enforceable protections of the no blocking and non-discrimination rules that were put in place by the FCC, notwithstanding the action by the DC Circuit Court of Appeals vacating those rules.

•	Affordable standalone broadband service will be made available and marketed in the acquired systems.

•	The acquired systems’ broadband service will be upgraded to meet minimum speeds in all DOCSIS 3.0 markets.

•
The acquired programming networks from Time Warner Cable that Comcast will control post-closing – though modest – will be subject to the Comcast/NBCUniversal program access framework. As a result, MVPDs would have the right to include these programming networks in an arbitration demand in appropriate circumstances, and the acquired RSNs would be subject to standalone arbitration as an alternative remedy to the FCC’s program access rules.

•
OVDs could demand (and if necessary, arbitrate over) these newly acquired networks if the OVDs meet the relevant criteria. In addition, the acquired systems would be subject to prohibitions against practices that unduly influence or unfairly limit the provision of the acquired programming to OVDs.

•	Finally, the FCC would have significant data at its disposal as to these and other requirements as a result of the company's required Annual Compliance Reporting.

The inherent benefits of this combination, together with these and other automatic protections and guarantees, should be more than sufficient to allay any concerns that this transaction is not in the public interest. Yet Comcast is prepared to do more. Below, we outline a few of the key undertakings we intend to include and expand upon in our public interest filing with the Federal Communications Commission and with the relevant antitrust agency as appropriate. We look forward to the opportunity to make our case to the agencies in detail in the near future.

1.
Comcast is prepared to divest systems totaling approximately 3 million subscribers, such that Comcast’s managed systems will serve residential subscribers at a level below the FCC’s vacated horizontal ownership limit of 30 percent of all national multichannel video programming subscribers. In a far less competitive market than today, the Court of Appeals twice did not accept 30 percent as a reasonable limit on a single cable company’s size. In today’s market, with national telephone and satellite competitors growing substantially, with Google having launched its 1 GB Google Fiber offering in a number of markets across the country, and consumers having more choice of pay TV providers than ever before, Comcast believes that there can be no justification for denying the company the additional scale that will help it compete more effectively.

2.	Comcast is prepared to extend certain commitments it made in the NBCUniversal transaction to the acquired systems, including:

•	Extending Comcast's commitment to making available diverse, local news, and children's programming on various platforms in the cable systems we are acquiring from Time Warner Cable; and
•	Extending to the acquired systems Comcast’s guaranteed carriage of non-commercial educational stations that have must-carry rights and have relinquished their broadcast spectrum.

3.
Comcast is also prepared to build upon its very successful program for broadband adoption, by extending our industry-leading broadband adoption and digital literacy programs to low-income subscribers in the acquired systems.

4.
And Comcast is prepared to extend its best-in-class diversity program to the acquired Time Warner Cable systems, covering diversity in employment, supplier diversity, programming diversity, and community investment diversity.

We are glad to have the opportunity to share our news with you, and we invite your questions or comments.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at

http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8- K filed with the SEC on July 24, 2013 and August 16, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.